Mail Stop 0306

May 13, 2005


Via U.S. Mail and via Facsimile

Mr. Ronald E. Badke
Chief Financial Officer
1840 County Line Road
Huntingdon Valley, PA 19006


	RE:	Wireless Xcessories Group, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Form 10-QSB for the quarter ended March 31, 2005
		File No. 0-27996

Dear Mr. Badke:

     We have reviewed your response letter dated April 30, 2005 and have the following additional comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for the year ended December 31, 2004

Consolidated Financial Statements

Note 1 - Revenue Recognition - Page F-10

1. Your response to our prior comment 5 indicates that you provide value added services when a customer wants to offer a full product line to their end users. In doing so, you provide email programs, charts, and training materials. Specifically address the following:
a) Tell us how you package these items and if you have considered these as separate units of accounting under the EITF 00-21.
b) Tell us when each of these items is delivered and if you separately recognize revenue for each deliverable.
c) Describe to us the email programs and e-commerce websites you offer and explain how you considered SOP 97-2 in establishing your revenue recognition policy.
2. Your response to our prior comment 5 indicates that you provide in-store displays and posters to your customers who order in high volume. Tell us how you account for these incentives. Explain how you considered EITF 01-09 in establishing your accounting.
3. Your response to prior comment 5 confirms that you provide a warranty to your customers that your products are free of defects for up to 60 days after sale.
a) Tell us and revise future filings to disclose how you account for the warranty, including the methodology you use to establish the amount of the liability.
b) If material, in future filings disclose a roll-forward of the warranty liability as required by paragraph 14 of FIN 45.


Item 14, Controls and Procedures - Page 19

4. We note your response to our prior comment 7. Please note that the correct references to the definition of disclosure controls and procedures are found in the Exchange Act, Rules 13a-15(e) and 15d-15(e).
5. It does not appear that your certifying officers have concluded that your disclosure controls and procedures are effective, given the statement in your proposed disclosure that that your disclosure controls and procedures are effective only with regard to timely alerting management of reports filed. Please note that the definition of disclosure controls and procedures found in the Exchange Act, Rules 13a-15(e) and 15d-15(e), includes the following two parts.
i. Controls and other procedures that are designed to ensure that information required to be disclosed by the issuer in reports that it files or submits under the ACT is recorded, processed, summarized and reported, within the time periods specified in the Commissions` rules and forms, and
ii. Controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the ACT is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
If you wish to include the definition following your conclusion, please ensure it is consistent with the definition included in Rule
13a-15(e) of the Exchange Act.
6. We note your response to our prior comments 8 and 10. Please include the proposed disclosure related to these issues in prior comments 7 and 9 in your amended 10-KSB.
7. Please refer to your response to our prior comment 9. We note your statement that "there were no changes in the Company`s internal control over financial reporting that have come to managements attention during the company`s fourth quarter of 2004..." Consistent with the language used in Item 308(c) of Regulation S-B, as amended, please revise the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting,.
8. Please confirm that you will file the correct form of certifications in your amended 10-KSB.

Form 10-Q for the quarter ended March 31, 2005

9. In future filings, to eliminate investor confusion, revise to correctly identify and label the items of Form 10-QSB.

*    *    *    *




      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.


      You may contact Heather Tress, Staff Accountant, at (202)
824-
5263 or me at (202) 942-1984 if you have questions regarding comments on the financial statements and related matters.



							Sincerely,



							Martin F. James
							Senior Assistant Chief
Accountant
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Mr. Ronald E. Badke
Chief Financial Officer
Wireless Xcessories Group, Inc.
May 13, 2005
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